Rare Element Resources

RARE ELEMENT RESOURCES LTD
410 – 325 HOWE STREET
VANCOUVER, BC V6C 1Z7
T: (604) 687-3520
F: (604) 688-3392

September 15, 2010

Mr. William H. Bird
President, CEO & Director
Medallion Resources Ltd.
475 Howe Street, Suite 511
Vancouver B.C.
V6C 2B3

Via E-mail.

Dear Bill,

Re: Mining Option Agreement dated February 17, 2010 (the "Option Agreement") – amendment

Rare Element Resources Ltd. ("Rare Element") and Medallion Resources Ltd. ("Medallion") agree that the Option Agreement be amended as follows:

- Section 3.1 (b) (i) – 200,000 Shares received by September 15, 2010. Rare Element acknowledged that such Shares were received.

- Section 3.1 (c) (iii) – an additional $50,000 no later than the first anniversary of the Effective Date.

- Schedule "A" – adding these 6 concessions to the definition of "Property":
    - EDEN 9758 / MB9758
    - EDEN 9428 / MB9428
    - EDEN 9816 / MB9816
    - EDEN 9760 / MB9760
    - EDEN 9757 / MB9757
    - EDEN 9759 / MB9759

There are no other changes to the Option Agreement.

If you are in agreement with the above amendment, please indicate by signing in the space provided below.

Sincerely,

Mark T. Brown
CFO & Director
Rare Element Resources Ltd.

Mr. William H. Bird
President,CEO & Director
Medallion Resources Ltd.

7 Oct 2010
Date signed.